0-30904

P.E 9/30/01

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02011427

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ______________________________ September 2000

MOYDOW MINES INTERNATIONAL INC.

(Name of Registrant)

20 Toronto Street, 12th Floor, Toronto, Ontario M5C 2B8
Executive Offices

RECEIVED JAN 22 2002 167

1. Press Releases: 7/27/2000; 10/10/2000; 11/7/2000; 11/27/2000

2. Form 51-901F Quarterly:
   First Quarter Ended 03/31/2000
   Second Quarter Ended 06/30/2000
   Third Quarter Ended 09/30/2000

PROCESSED
JAN 24 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934. Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Moydow Mines International Inc. -- SEC File No. 0-30904
(Registrant)

Date: January 18, 2001 By: ______________________
Michael E. Power, Vice-President, Corporate Secretary & Director

N E W S R E L E A S E

Moydow Mines
INTERNATIONAL INC.

FOR IMMEDIATE RELEASE November 27, 2000

New Licences Acquired along Yamfo - Sefwi Gold Belt

VANCOUVER, BC -- Brian Kiernan, President, announces that the Company has been granted two new prospecting licences within the Yamfo - Sefwi gold-belt in western Ghana. A number of gold deposits have been identified along this corridor by the Company and Normandy Mining Limited, including two deposits on the Company's Ntotoroso licence which are a key part of a joint feasibility study with Normandy. Moydow recently announced a total resource of 2.07 million ounces on the Ntotoroso licence.

The new "Hwidiem" licence covers 24.7sqkm and abuts the southeast property boundary of the Ntotoroso licence, about 3km south-east of Zone E, the principal gold zone on the Ntotoroso licence discovered by Moydow. The new "SW Yamfo" licence covers 45.3sqkm in the Yamfo area, about 10km north of the proposed new mill site in the feasibility study, just west and south-west of a cluster of gold deposits on licences wholly-owned by Normandy. Both new licences are held 100% by Moydow and on commencement of commercial production they would become subject to an interest held by the Government of Ghana.

Acquisition of the new exploration licences is consistent with Moydow's exploration strategy to consolidate its ground position within the highly prospective Yamfo-Sefwi corridor and to apply new exploration approaches in this region of Ghana. The Ntotoroso licence hosts several gold deposits, most notably Zone E, which, to date, has a resource estimate of 1.45 million ounces. It is mantled by a relatively subtle gold-in-soil geochemical anomaly and is atypical of the Sefwi gold deposits because it is intrusive-hosted and is located a kilometre off the main structural geological break. The discovery of Zone E encouraged Moydow to pioneer the application of an innovative, multi-element lithogeochemical exploration approach in its search for similar, but potentially blind, intrusive-hosted gold deposits. This new approach has already generated new drill targets by stimulating a re-evaluation of anomalies which were previously considered to be adequately tested.

The integrated feasibility study on Zone E is proceeding well and is focused on the deposits drilled to date by Moydow and Normandy. The results of recent drilling of a deeper target below the planned open pit at Zone E and on-going exploration work suggest that the full potential of the Ntotoroso property has yet to been determined. The Company expects to continue with exploration drilling on Ntotoroso and its new licences as reconnaissance exploration proceeds.

In keeping with its plans to finance its participation in the Ntotoroso mining project the Company has extended the exercise date of warrants due November 26, 2000 to May 25, 2001 in accordance with policies of The Toronto Stock Exchange.

Moydow Mines International Inc. is an international mineral exploration and development company with principal property holdings in Ghana. In addition to the Ntotoroso project now in feasibility, and other exploration projects, it holds a 31% interest in the producing Wassa gold mine. Glencar Mining plc, operator of the Wassa mine, has reported production of 77,000 ounces for the first nine months of this year. Further corporate and exploration information may be found on the Company's web site www.moydow.com.

"Signed"

Brian Kiernan
President & CEO

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits mining companies, in their filing with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "measured", "indicated", and "resources" that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30904.

For further information: call toll free 1-877-211-8877, email: info@moydow.com or contact the Company at:

Suite 515 - 475 Howe Street
Vancouver, BC V6C 2B3
Tel: 604-689-2884
Fax: 604-684-5854

74 Haddington Road
Dublin 4, Ireland
Tel: 011 353 1 667-7611
Fax: 011 353 1 667-7622

www.moydow.com
Toronto Stock Exchange "MOY"
12g3-2(b) Exemption #82-1088
Moody's Listed

N E W S R E L E A S E

Moydow Mines
INTERNATIONAL INC.

FOR IMMEDIATE RELEASE November 7, 2000

NTOTOROSO GOLD RESOURCE INCREASES PAST TWO MILLION OUNCES

VANCOUVER, BC – Brian Kiernan, President of Moydow Mines International Inc., is pleased to report the new estimate of 2.07 million ounces as the combined gold resource on Zones E, A and C on its Ntotoroso property. This resource estimate includes new estimates for Zones E and A carried out by Snowden Mining Industry Consultants Pty Ltd. based in Perth, Western Australia. Snowden is the resource consultant to the company and its partner Normandy Mining Limited on their integrated feasibility study of the proposed open-pit mines on their gold deposits along the Sefwi gold belt, western Ghana. The companies intend to process the ore at a single mill. Moydow and Normandy hold their equal interests in the Ntotoroso property through Rank Mining Limited, a Ghanaian corporation held by their respective wholly owned African subsidiaries.

The resources were estimated geostatistically using ordinary kriging and median indicator kriging and undertaken in accordance with the Joint Ore Reserve Commission (JORC) code. The JORC code is an industry accepted Australian standard, established in September 1999, for calculating and reporting resource estimates and is very similar to the CIM reporting standard. The feasibility data included results from an additional fifteen drill-holes drilled to an average depth of 200m on profiles across Zone E, where indicated resources were only limited by the depth of drilling. Subsequent drilling has indicated the potential to expand the resource at depth but data from that drilling is not included in this estimate which is bounded by the initial design parameters of the proposed open pit on Zone E.

Ntotoroso Gold Resource Estimate

The feasibility study upgrades the initial estimate of the gold resource on the Ntotoroso property carried out using drill hole data to April 2000 and announced in May. The proposed open pits at Zones E and A are considered to be high priority in the mining schedule of the feasibility study and Snowden recalculated the gold resource for these zones based on the expanded drill-hole database. The current total measured, indicated and inferred gold resource on the Ntotoroso property of 2.07 million ounces is contained within three zones as follows:

Ntotoroso Zone	Tonnes (millions)	Grade (grams/tonne)	Contained Ounces (millions)	Estimate Carried out by:
Zone E	19.30	2.33	1.45	Snowden
Zone A	10.50	1.60	0.54	Snowden
Zone C	1.34	1.83	0.08	In-house
Total	31.14	2.06	2.07	

This estimate includes the earlier in-house estimate by Moydow of the gold resource on Zone C of an inferred gold resource of 1.34 million tonnes grading 1.83g/t gold for a total of 78,848 ounces. Moydow used standard cross-section, polygonal methods with methodology reviewed by Pincock Allen & Holt (PAH), an international mining consultancy group based in Lakewood, Colorado.

Zone E Gold Resource

Using data from additional drilling on Zone E, Snowden estimates an indicated and inferred resource of 1.45 million ounces of gold contained within 19.3 million tonnes at an average grade of 2.33g/t applying a cut-off grade of 1g/t. This represents an increase of 340,000 ounces, or 31%, compared to the earlier estimate of 1.11 million ounces prepared for Moydow by PAH and announced May 11th, 2000.

For further information: call toll free 1-877-211-8877, email: info@moydow.com or write the Company at:

Suite 515 - 475 Howe Street
Vancouver, BC V6C 2B3
Tel: 604-689-2884
Fax: 604-684-5854

74 Haddington Road
Dublin 4, Ireland
Tel: 011 353 1 667-7611
Fax: 011 353 1 667-7622

www.moydow.com
Toronto Stock Exchange "MOY"
12g3-2(b) Exemption #82-1088
Moody's Listed

The Snowden estimate of the gold resource within Zone E is:

Zone E Category	Tonnes (millions)	Grade (g/t)	Ounces (000)
Indicated	16.1	2.50	1,294
Inferred	3.2	1.48	152
Total	19.3	2.33	1,446

Zone A Gold Resource

Snowden has completed the first independent resource estimate of Zone A of 525,000 ounces contained within 10.5 million tonnes grading 1.6g/t applying a cut-off of 1g/t. Zone A is contiguous with the wholly owned Normandy Kenyase-East deposit which is also considered a high priority in the mining schedule and feasibility study. The Snowden estimate of the gold resource within Zone A is:

Zone A Category	Tonnes (millions)	Grade (g/t)	Ounces (000)
Measured	0.2	1.7	11
Indicated	5.4	1.6	278
Inferred	4.9	1.5	236
Total	10.5	1.6	525

This new independent resource estimate for Zone A is higher in tonnes, lower in grade but similar in contained ounces to the in-house gold resource estimate for Zone A reported earlier by Moydow of 523,000 ounces (7.6 million tonnes grading 2.14 g/t gold). Moydow used standard cross-section, polygonal methods with methodology reviewed by PAH for its estimate.

These new estimates will be used in the joint feasibility study to evaluate the mineable ore and grade for the proposed open pits and mill on the Sefwi gold belt. The conversion of resource ounces to mineable ore, taking into account factors such as stripping ratio, is a key component of the feasibility study which is expected to be completed early in 2001.

Moydow Mines International Inc. is an international mineral exploration and development company with principal property holdings in Ghana. In addition to the Ntotoroso project now in feasibility, and other exploration projects, it holds a 31% interest in the producing Wassa gold mine. Glencar Mining plc, operator of the Wassa mine, has reported production of 77,000 ounces for the first nine months of this year. A summary of all drill hole locations, maps and assays from drilling of the Ntotoroso licence may be found on the Company's web site www.moydow.com.

"Signed"

Brian Kiernan
President & CEO

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits mining companies, in their filing with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this release, such as "measured", "indicated", and "resources" that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30904.

For further information: call toll free 1-877-211-8877, email: info@moydow.com or write the Company at:

Suite 515 - 475 Howe Street
Vancouver, BC V6C 2B3
Tel: 604-689-2884
Fax: 604-684-5854

74 Haddington Road
Dublin 4, Ireland
Tel: 011 353 1 667-7611
Fax: 011 353 1 667-7622

www.moydow.com
Toronto Stock Exchange "MOY"
12g3-2(b) Exemption #82-1088
Moody's Listed

N E W S R E L E A S E

Moydow Mines
INTERNATIONAL INC.

FOR IMMEDIATE RELEASE

October 10, 2000

Further Drilling Intersects Zone E Mineralization at Depth

VANCOUVER, BC – Brian Kiernan, President of Moydow Mines International Inc., reports the results of recent drilling which intersected gold mineralization on Zone E of the Company's Ntotoroso property located in Ghana. The mineralization was intersected at depth below the current design of an open-pit now under feasibility study. The drill holes were part of a four-hole program of 1740 metres to test for deeper higher-grade mineralization. A press release announcing the gold mineralization in the first hole was issued on September 27, 2000.

Hole 361 was positioned, as was previously reported hole 352, to test the depth potential of Zone E and was located 105 meters south of Hole 352. It intersected gold mineralization which averaged 5.9gpt gold over an interval of 13m at 420m vertical depth. The estimated true width of this interval is 8.5m. Previously announced drill holes suggested the presence of mineralization at depth. Hole 189, collared on the same Section 8060 as Hole 361, had encountered 28m of 8.77gpt from 142 to 170m. Hole 354, collared on the same Section 8165 as Hole 352, had encountered 16m grading 8.42gpt from 165 to 181m.

Hole	Grid		Drilling	Hole	Mineralized Interval			Gold
No.	East	North	Method	Dip	From (m)	To (m)	Interval (m)	gms/tonne
361	5220	8060	DD	-70	441	454	13	5.85

Drill Holes 361 and Hole 352, which cut an interval of 14 meters averaging 10.3gpt gold, intersected similar thicknesses of gold mineralization suggest the presence of a uniformly thick slab of gold mineralization lying at depth. This tabular mineralization is higher grade than the more disseminated style of mineralization characteristic of the near surface deposit under feasibility study as an open-pit mine. Drill Holes 361 and 352 are located 140m apart along strike. At depth the horizontal distance on section 8060 between mineralized intercepts in Hole 189 and Hole 361 is about 240m. Current drilling is insufficient to define the horizontal extent of this apparent tabular mineralization.

Mr. Kiernan said "We seem to have uncovered a definite underground target below the limits of the current pit design for Zone E. While the feasibility work on the property must take precedence over the coming months, I have no doubt that this new zone will be a budget priority for the next exploration phases".

Hole 362 was drilled some 210 meters south of hole 352 and southeast of the projected open-pit on Zone E. This step out hole returned three mineralized intervals at depth but there is insufficient drilling nearby to evaluate possible continuity of this mineralization either on section or with that of the mineralization found below the proposed open-pit. Analysis of the assay results and geology is continuing.

Hole	Grid		Drilling	Hole	Mineralized Interval			Gold
No	East	North	Method	Dip	From (m)	To (m)	Interval (m)	gms/tonne
362	5200	7850	DD	-70	278	289	11	2.41
including			DD		524	530	6	3.09
including			DD		545	551	6	2.55

Suite 515 - 475 Howe Street
Vancouver, BC V6C 2B3
Tel: 604-689-2884
Fax: 604-684-5854
Toll Free: 1-877-211-8877

74 Haddington Road
Dublin 4, Ireland
Tel: 011 353 1 667-7611
Fax: 011 353 1 667-7622
www.moydow.com

October 10, 2000
12g3-2(b) Exemption #82-1088
Moody's Listed
Toronto Stock Exchange "MOY"

This recent drilling, which included one hole abandoned at 61m prior to entering the target zone, suggests the need for further drilling of the at-depth gold mineralization on Zone E. To date a total of 171 holes have been drilled on Zone E, including geotechnical holes for the feasibility study. Of these, only twelve have tested below the level of the current open-pit design.

These results have been reviewed by Joe Breen, COO of the Company and a qualified person under NI 43-101 regarding disclosure. The drilling was carried out on behalf of the Company by Pontil Minerex, a Ghanaian company related by virtue of a common major shareholder and officer. Drill samples were analyzed by fire assay with AA finish at the SGS Laboratories located in Tarkwa, Ghana.

A feasibility study of the near surface gold mineralization on Zone E is underway as it is one of the gold deposits within the Yamfo gold belt near Kumasi, Ghana, included in a development and mining agreement between the Company and Normandy Mining Limited. Normandy Mining is nearing completion of its US$6.5 million earn-in to a 50% interest in Moydow's 77 sqkm Ntotoroso property. The joint venture management team is now addressing development objectives related to the feasibility study and further exploration plans for the property. Exploration budgets and schedules, focussed primarily on drilling, are under discussion. A summary of all drill hole locations, assays, and maps of the Ntotoroso licence may be found on the Company's web site www.moydow.com.

Moydow Mines International Inc. is an international mineral exploration company with principal property holdings in Ghana. In addition to the Ntotoroso project now in feasibility, and other exploration projects, it holds a 31% interest in the producing Wassa gold mine. Glencar Mining plc is operator of the Wassa mine. Glencar reports that drilling is continuing with the objective of expanding reserves and that the mine poured 9,072 ounces of gold for the month of September for a total of 77,128 ounces for the first nine months of this year.

"signed"

Brian Kiernan
President & CEO

Suite 515 - 475 Howe Street
Vancouver, BC V6C 2B3
Tel: 604-689-2884
Fax: 604-684-5854
Toll Free: 1-877-211-8877

74 Haddington Road
Dublin 4, Ireland
Tel: 011 353 1 667-7611
Fax: 011 353 1 667-7622
www.moydow.com

October 10, 2000
12g3-2(b) Exemption #82-1088
Moody's Listed
Toronto Stock Exchange "MOY"

NEWS RELEASE

Moydow Mines
INTERNATIONAL INC.

FOR IMMEDIATE RELEASE July 27, 2000

MOYDOW SECURES PARTICIPATION IN NORMANDY DEVELOPMENT AND MINING PLANS FOR THE YAMFO GOLD DEPOSITS

Moydow Mines International Inc (MOY:TSE) ("Moydow") is pleased to announce the execution of a Development and Production Agreement (the "Agreement") between the Normandy Mining Limited Group ("Normandy"), Moydow and Rank Mining Company Limited ("Rank"). Rank is a Ghanaian exploration company presently held 53% by Moydow and 47% by Normandy.

The Agreement sets forth the terms upon which, subject to successful completion of feasibility studies, Moydow and Normandy will participate in the development and mining of Zones E, A and C on Rank's Ntotoroso property located in west central Ghana. It will also enable Moydow to participate in an enlarged Processing Plant to be constructed on the adjacent Normandy property to process ore mined from both the Rank held Ntotoroso licence and the Normandy wholly owned ground. The Agreement will facilitate optimization of the mining and processing of ore from the gold deposits in the central portion of the Yamfo-Sefwi gold belt.

On completion of exploration and feasibility work presently being funded by Normandy, Moydow and Normandy will each hold a 50% interest in Rank. Moydow estimates that the Ntotoroso licence currently contains a resource in excess of 1.7 million ounces of gold.

Feasibility Work

Integrated feasibility studies on the combined Rank and Normandy deposits on the Yamfo-Sefwi belt are now underway. The Agreement provides for the studies to consider enlarging the Normandy Processing Plant to 5,000,000 tonnes per annum in order to accommodate ore from the deposits on Rank's Ntotoroso licence. The feasibility studies on the Rank deposits are to be completed by year-end.

A supplemental study is intended to be completed for Rank by December 31, 2001 addressing the economics of mining Zone C and any other mineral deposits within the Ntotoroso property.

As announced on July 5, 2000, Lycopodium Pty Ltd., an Australian technical consulting firm, has been appointed to carry out these feasibility studies.

Production

Suite 515 - 475 Howe Street	74 Haddington Road	Moydow Mines International Inc.
Vancouver, BC V6C 2B3	Dublin 4, Ireland	July 27, 2000
Tel: 604-689-2884	Tel: 011 353 1 667-7611	12g3-2(b) Exemption #82-1088
Fax: 604-684-5854	Fax: 011 353 1 667-7622	Moody's Listed
Toll Free: 1-877-211-8877	www.moydow.com	Toronto Stock Exchange "MOY"

Normandy has agreed to target the treatment of 1.5 million tonnes per annum of Rank ore. Processing of ore derived from Zones E and A will commence within 3 months of the completion of the Processing Plant.

Moydow's Interest in the Processing Plant

Under the Agreement Normandy has given Rank the option to participate in the ownership of the Processing Plant. This option entitles Rank to acquire an ownership interest equal to its proportionate share of the combined initial reserves as reported in the integrated feasibility studies. Should Moydow not elect to exercise the Rank option, Rank would pay its share of allocated capital charges to Normandy through an annual capital allocation charge based on its share of mill throughput.

Normandy and Moydow have agreed to jointly seek debt financing for both the Processing Plant and Rank mining plant costs.

Further Exploration

Exploration is continuing on the Ntotoroso licence, including drill holes targeted at mineralization below the parameters of an open pit. Within a portion of Zone E over a strike length of 1.15 km over the grid 7900N to 9000N Pincock Allen & Holt ("PAH"), an international mining consultancy group based in Lakewood, Colorado, has estimated a measured and indicated resource of 1.11 million ounces of gold. The PAH study on Zone E determined the measured and indicated resource to be 13.217 million tonnes with an average grade of 2.62 g/t gold applying a cut-off grade of 1 g/t. In addition to Zone E the in-house gold resource estimates for Zones A and C using standard cross-section, polygonal methods with methodology reviewed by PAH are 526,000 ounces (7.6 million tonnes grading 2.14 g/t gold) and 79,000 ounces (1.3 million tonnes grading 1.83 g/t gold), respectively. Moydow shall continue as operator of the exploration programs on other zones identified on the Ntotoroso licence and this exploration is to be funded equally by Moydow and Normandy. The Agreement provides for Normandy to become operator of the mining activities

Mr. Brian Kiernan, CEO of Moydow said "The story at Ntotoroso is far from over. We have secured our route towards production in a way which allows the company to consider further options which will become available to us. The participation option allows us to fully consider the results of the feasibility studies prior to making a decision to participate in the processing plant. The property holds great potential and our continuing exploration program will aim to increase the resource base at Ntotoroso in the short term".

"Moydow believes the Agreement provides the best approach to advance Rank's gold deposits in the Yamfo-Sefwi belt to production and looks forward to continued joint success in the exploration, development and mining of the Ntotoroso property with its partner Normandy Mining".

"signed"

Brian Kiernan

President & CEO

N E W S R E L E A S E

Moydow Mines
INTERNATIONAL INC.

FOR IMMEDIATE RELEASE March 12 2001

NTOTOROSO FEASIBILITY STUDY COMPLETED

TORONTO, ONTARIO - Brian Kiernan, President of Moydow Mines International Inc., announced today that the company has received the results of a detailed feasibility study on the company's Ntotoroso project, which is located in the Brong Ahafo region of Ghana.

The feasibility study was prepared by Lycopodium Pty. of Perth, Western Australia on behalf of the partners in the project. The Ntotoroso project, held by Rank Mining Company Limited, a Ghanaian company, is a 50/50 joint venture between Moydow Limited and Normandy LaSource SAS, both 100% owned subsidiaries of Moydow Mines International Inc. and Normandy Mining Limited respectively.

The feasibility study contemplates participation by Rank Mining in a treatment plant, which was originally intended to service just the Normandy owned Sefwi development, to be located on adjacent 100% Normandy owned ground. The study has as its basis an enlarged treatment plant with a capacity of 5.0 million tonnes per annum to treat a 70 / 30 primary : oxide ore blend, which is approximately representative of the composition of the combined Ntotoroso and Sefwi ore reserves as currently defined.

The feasibility study of Ntotoroso, which assumed a long term gold price of US$270 per ounce, shows initial proven and probable reserves on Zones A and E of 14 million tonnes of ore at an average grade of 2.36 grammes per tonne for a total of over 1 million ounces of gold. Further mineralised zones on the property are to be modeled into the feasibility study in the coming months.

Cut off grades generated by the pit optimisation process range between 0.69 gpt and 1.04 gpt. The pit designs on which the reserves are based have a total strip ratio of 2.7 : 1. Mine operating costs vary from year to year and average US$1.66 per tonne of material mined for the full life of the mine. It is anticipated that Ntotoroso will account for approximately 1.5 million tonnes of throughput in the mill per year.

Metallurgical testwork indicates that a simple process incorporating SAG, ball milling and a carbon-in-leach recovery circuit gives predicted recoveries of 92% for primary and 95% for oxide ores. Average cash costs are estimated to be US$177 per ounce and production for the first five years is scheduled at an average of 120,000 ounces of gold per year.

Total capital required for the enlarged processing plant, which is proposed to be built at Kenyase, less than 2 kilometers from the licence boundary, is estimated to be US$115 million. The total capital costs associated with bringing the Ntotoroso portion of the project to production are estimated at US$33 million, of which US$28 million would be the Rank Mining contribution towards the costs of the processing plant.

The feasibility study also considered a toll treatment scenario whereby Rank Mining would not participate in the ownership of the processing plant, but would pay a toll treatment charge for every tonne processed. In this scenario the capital costs for Rank would be reduced to US$2.2 mm and the direct cash costs would increase by US$43 per ounce, with Rank being obligated to fund the mining costs upon economic completion of the mine and mill.

The results of the feasibility study will be considered by the board of Rank in the coming months and a production decision will be taken soon thereafter.

For further information: call toll free 1-877-211-8877, email: info@moydow.com or write the Company at:

Suite 515 - 475 Howe Street
Vancouver, BC V6C 2B3
Tel: 604-689-2884
Fax: 604-684-5854

74 Haddington Road
Dublin 4, Ireland
Tel: 011 353 1 667-7611
Fax: 011 353 1 667-7622

www.moydow.com
Toronto Stock Exchange "MOY"
12g3-2(b) Exemption #82-1088
Moody's Listed

Ms. D. V. Snowden of Snowdon Mining Industry Consultants Pty. Ltd., an independent "designated individual" within the meaning of Canadian Securities Association National Instrument 43-101, has reviewed these reserve classifications. Snowden states that these classifications conform with the requirements of the CIM Standards.

Moydow Mines International Inc. is an international mineral exploration and development company with principal property holdings in Ghana.

"Signed"
Brian Kiernan
President & CEO

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits mining companies, in their filing with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30904.

N E W S   R E L E A S E

Moydow Mines
INTERNATIONAL INC.

FOR IMMEDIATE RELEASE

July 18, 2001

Mining Licence granted at Ntotoroso

Toronto, ON – Brian Kiernan, President and CEO of Moydow Mines International Inc., reports that a 30 year mining lease has been granted on the Ntotoroso project, which is located in West Central Ghana. The licence on which the lease has been granted is held by Rank Mining Company Limited, a 50/50 joint venture between Moydow and Normandy Mining Limited.

Over the past 4 years an extensive exploration program has been completed including delineation drilling and an initial feasibility study on the Ntotoroso project. More than US$7 million has been spent including US$6.5 million spent by Normandy to earn a 50% interest in the project. The Ntotoroso project is strategically located in the middle of and along strike of the 100% Normandy owned Yamfo-Sefwi belt. Work to date has outlined resources of more than 2 million ounces of gold on the Ntotoroso property.

The feasibility study was recently completed on the project by Lycopodium PTY of Perth, Australia. The results of the study which incorporated only 2 deposits on the large Ntotoroso property have previously been published. The study is conservative and assuming a life-of-mine gold price of $270 indicates proven and probable reserves of 1.1 million ounces of gold at an average grade of 2.4 grams of gold per tonne.

It is anticipated that the Ntotoroso project will be mined in conjunction with the adjacent Normandy licences and to this effect a joint production and development agreement was signed with Normandy in July 2000. Under the terms of this agreement, Moydow has the right to elect for Rank to fund a portion of the development costs associated with a 5 million tonne per year mill situated on Normandy ground approximately 2 kilometers from the licence border. If Moydow elects not to fund its portion of development costs then it can alternatively elect to enter into a custom milling agreement with Normandy.

Brian Kiernan said: "The granting of the mining licence is another important step along the way towards advancing this major undeveloped gold project. Additional resources already discovered will be incorporated into the feasibility on an on-going basis. As previously reported, initial drilling at depths of 400 metres below the key Zone E deposit confirmed the presence of a higher grade core which certainly warrants further drilling. Moydow and Normandy are continuing to work towards optimisation of the combined projects in order to fully realize on the economic potential of the belt."

Moydow Mines International Inc. is engaged in the acquisition, exploration and development of precious metals properties world-wide. Further information is available on the Company's website www.moydow.com. The Company is listed on the Toronto Stock Exchange under the symbol "Moy" and has 27.0 million shares issued.

Brian Kiernan
President and CEO